SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 1, 2011, entitled “Syneron Sets New Facial Rejuvenation Standard With the Unveiling of eTwo™ at the American Society of Dermatologic Surgery Conference.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: November 1, 2011

Syneron Sets New Facial Rejuvenation Standard With the Unveiling of eTwo(TM) at the American Society of Dermatologic Surgery Conference

eTwo(TM) Combines the New Sublime(TM) Application With Syneron's Novel Sublative(TM) Application for a Complete Solution to Facial Rejuvenation

YOKNEAM, ISRAEL--(Marketwire - November 1, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the global leader in medical aesthetic products and technology will unveil the eTwo™ platform, its latest technological and aesthetic advancement, at the 2011 American Society of Dermatologic Surgery (ASDS) conference in Washington, D.C. on November 3-6, 2011. The eTwo platform, along with its Sublime™ and Sublative™ applications, recently received FDA approval and CE mark for dermatological procedures requiring ablation and resurfacing in addition to non-invasive wrinkle treatment.

"The unveiling of eTwo marks a very exciting innovation milestone for the Company as it embodies two of our most successful and in demand applications in non invasive facial rejuvenation," said Louis P. Scafuri, Chief Executive Officer of Syneron Medical. "eTwo pairs Syneron's proprietary elos® technology with our globally successful Sublative technology. Together we've taken yet another leap forward in technological integration to meet the needs of our customers and packaged it into a sleek, compact and portable table-top design."

The eTwo platform comes packed with many new features including the Sublime application utilizing the elos combination of infrared light and bi-polar radio frequency energies. "Over the years I've turned to Syneron's elos technology to safely and effectively fulfill the demands of a much wider patient base," said Amy Taub, M.D., board certified Dermatologist in Lincolnshire, Illinois. "With the evolution of Sublime, Syneron has taken one of my go-to applications and further improved the safety profile and fine-tuned the user experience without substituting the efficacy and patient satisfaction I rely on." Syneron's ground-breaking Sublative application, also included in the eTwo platform, comes with a new advancement higlighting the release of the Sublative iD™ tips offering customers with a re-connectable solution to further maximize treatment options.

Altogether, the eTwo platform represents the next generation for aesthetic devices both in ingenuity and physician to patient satisfaction. "In my experience, when treating patients with eTwo the results I see with skin texture and luminosity are consistently impressive", said Brian Biesman, M.D, board certified F.A.C.S, in Nashville, Tennessee who also serves as the leading clinical investigator of eTwo.

eTwo will be featured in a CME course at ASDS entitled The New Wave of Aesthetic Energy facilitated by David J. Goldberg, M.D., JD, Thomas Rohrer, M.D. and Hema Sundaram, M.D. from Rockville, Maryland. The course will be held onsite on November 3, 2011 from 7:00 to 9:00 PM EST in Room: Virginia C.

Attendees at the 2011 ASDS conference can obtain a demonstration and preview of eTwo in addition to multiple product offerings by Syneron and Candela at booth #804 that includes:

CO2RE™: the latest and best of current CO2 treatment methodologies with a revolutionary new feature known as Fusion Fractional Mode to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation without multiple handpieces, optical spots or multiple pass techniques.

GentleLASE® PRO: represents the re-imagination of the aesthetic industry's premier laser for hair removal. With its Dynamic Cooling Device and faster speed, GentleLasePro delivers the highest peak power found on any hair removal laser with unparalleled treatment efficacy.

ePrime™: the world's first energy-based dermal remodeling device to precisely target and deliver measured radio frequency (RF) energy directly into the deep dermis to achieve proven, natural, results in a single treatment.

Vbeam® Perfecta: a must-have laser for any Dermatologic Surgeon or aesthetic practice. With its micro-pulse technology and Dynamic Cooling Device (DCD), Vbeam Perfecta is the safest, most effective vascular laser system on the market.

elure Advanced Skin Lightening™ products: winner of allure Magazine's Best of Beauty award in the "Big Breakthroughs" category in 2011. The first and only skin lightening topical that employs Melanozyme™, the novel natural enzyme found only in elure to improve appearance by temporarily reducing melanin.

For more information about Syneron and Candela's broad product offering, visit www.syneron.com.

About Syneron Medical Ltd. Syneron Medical Ltd. -- a company devoted to real technology, real science and real results -- is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company's aspiration and commitment to innovation expands Syneron's offering beyond medical device into the largest in-demand applications in beauty -- skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Syneron - Public Relations
pr@syneron.com

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283

Zack Kubow
The Ruth Group
646-536-7020